SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2016

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912—Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

THIRD QUARTER OF 2016 RESULTS

Derived from consolidated interim financial information reviewed by independent auditors, prepared in accordance with International Financial Reporting Standards—IFRS.

Rio de Janeiro – November 10, 2016

Main financial highlights 3Q-2016 x 2Q-2016

•	Net loss of R$ 16,458 million, compared to net income of R$ 370 million in the 2Q-2016, as a result of:

◾	Impairment of assets and investment in associates of R$ 15,709 million, due to the review of assumptions, such as Brent prices and long term exchange rates, and the portfolio of investments in the context of the 2017-2021 Business and Management Plan, finalized and approved in 3Q-2016 , as well as the appreciation of the real and the increase in discount rates;

◾	Reclassification of foreign exchange losses, due to the sale of Petrobras Argentina (PESA);

◾	Higher expenses with the new Voluntary Separation Incentive Plan;

◾	Provision for expenses with settlements of individual securities actions against Petrobras in New York;

◾	Provision for assumption of debts and losses related to advance for suppliers for the construction of FPSO hulls; and

◾	These facts were partially offset by the positive effect of the revision of decommissioning costs in oil and gas production areas, lower expenses with drilling rigs idleness and capital gains with the sale of PESA.

•	Positive free cash flow* for six quarters in a row, amounting to R$ 16,448, 52% above 2Q-2016, due to the increase in operating cash generation in 22% and the reduction in investments in 8%, and 3.6x higher, on an accumulated basis, than the Jan-Sep/2015 period.

•	Adjusted EBITDA* of R$ 21,603million in the 3Q-2016, 6 % above the 2Q-2016, due to the increase in production and exports of oil and lower expenditures with imports, amounting R$ 63.011 million on Jan-Sep/2016, 11% superior compared to Jan-Sep/2015.

•	Gross debt decreased 19%, from R$ 493,023 million in December 31, 2015 to R$ 398,165 million in September 30, 2016 (a R$ 94,858 million decrease), mainly due to the appreciation of the real. Net debt* decreased from R$ 392,136 million in December 31, 2015 to US$ 325,563 million in September 30, 2016, a 17% drop.

•	Net debt / LTM adjusted EBITDA* decreased from 5.31 as of December 31, 2015 to 4.07 as of September 30, 2016 and leverage decreased from 60% to 55%.

•	Sales, general and administrative expenses decreased 2%, despite the provision for higher labor costs due to wage increases related to the 2016 Collective Bargaining Agreement.

Main operating highlights 3Q-2016 x 2Q-2016

•	Total crude oil and natural gas production was 2,869 thousand barrels of oil equivalent per day (boed), an increase of 2% compared to the 2Q-2016.

•	In September, we broke several production records, among which oil and gas production in Brazil (2,753 kboed) and operated oil and gas production in the pre-salt (1,464 kboed).

•	Domestic oil products output decreased 3% to 1,862 thousand barrels per day (bpd), while domestic sales decreased 1% to 2,088 thousand bpd.

•	Crude oil and oil products exports increased 9%, to 562 thousand bpd.

*	See definitions of Free cash flow, Adjusted EBITDA, LTM Adjusted EBITDA and Net Debt in glossary and the respective reconciliations in Liquidity and Capital Resources, Reconciliation of Adjusted EBITDA, Debt and LTM Adjusted EBITDA.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Investor Relations Department

e-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br

Av. República do Chile, 65 – 1002 – 20031-912 – Rio de Janeiro, RJ

Phone: 55 (21) 3324- 1510 / 9947 I 0800-282-1540

BM&F BOVESPA: PETR3, PETR4 NYSE: PBR, PBRA BCBA: APBR, APBRA LATIBEX: XPBR, XPBRA

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2015, and the Company’s other filings with the U.S. Securities and Exchange Commission.

	R$ million
	Jan-Sep
	2016	2015	2016 X 2015 (%)	3Q-2016	2Q-2016	3Q16 X 2Q16 (%)	3Q-2015
Sales revenues	212,100	236,535	(10)	70,443	71,320	(1)	82,239
Gross profit	67,166	71,727	(6)	23,337	22,821	2	23,755
Operating income (loss)	5,300	28,504	(81)	(10,032)	7,184	(240)	6,045
Net finance income (expense)	(21,876)	(23,113)	5	(7,122)	(6,061)	(18)	(11,444)
Consolidated net income (loss) attributable to the shareholders of Petrobras	(17,334)	2,102	(925)	(16,458)	370	(4548)	(3,759)
Basic and diluted earnings (losses) per share	(1.33)	0.16	(930)	(1.26)	0.03	(4300)	(0.29)
Market capitalization (Parent Company)	188,698	104,117	81	188,698	138,434	36	104,117
Adjusted EBITDA*	63,011	56,795	11	21,603	20,317	6	15,506
Gross margin (%)	32	30	2	33	32	1	29
Operating margin (%)	2	12	(10)	(14)	10	(24)	7
Net margin (%)	(8)	1	(9)	(23)	1	(24)	(5)
Total capital expenditures and investments	41,287	55,489	(26)	12,260	13,435	(9)	19,315
Exploration & Production	36,104	45,991	(21)	10,400	11,935	(13)	16,093
Refining, Transportation and Marketing	3,017	6,252	(52)	1,240	825	50	2,222
Gas & Power	987	1,964	(50)	336	359	(6)	529
Distribution	330	568	(42)	110	121	(9)	192
Biofuel	348	58	500	23	54	(57)	19
Corporate	501	656	(24)	151	141	7	260
Average commercial selling rate for U.S. dollar	3.55	3.17	12	3.25	3.51	(7)	3.54
Period-end commercial selling rate for U.S. dollar	3.25	3.97	(18)	3.25	3.21	1	3.97
Variation of the period-end commercial selling rate for U.S. dollar (%)	(16.9)	49.6	(67)	1.1	(9.8)	11	28.1
Domestic basic oil products price (R$/bbl)	229.73	224.53	2	228.58	228.95	—	228.15
Brent crude (R$/bbl)	146.89	174.25	(16)	148.87	159.79	(7)	177.38
Brent crude (US$/bbl)	41.77	55.39	(25)	45.85	45.57	1	50.26
Domestic Sales Price
Crude oil (U.S. dollars/bbl)	37.12	45.04	(18)	41.77	39.86	5	39.76
Natural gas (U.S. dollars/bbl)	32.26	37.45	(14)	32.21	29.90	8	35.47
International Sales price
Crude oil (U.S. dollars/bbl)	43.76	58.25	(25)	42.38	47.24	(10)	55.69
Natural gas (U.S. dollars/bbl)	21.98	23.68	(7)	20.51	21.74	(6)	25.84
Total sales volume (Mbbl/d)
Diesel	804	928	(13)	804	811	(1)	953
Gasoline	542	550	(1)	521	541	(4)	540
Fuel oil	67	106	(37)	57	64	(11)	97
Naphtha	146	143	2	156	172	(9)	137
LPG	234	234	—	248	236	5	243
Jet fuel	102	111	(8)	101	97	4	113
Others	189	182	4	201	188	7	199

Total oil products	2,084	2,254	(8)	2,088	2,109	(1)	2,282
Ethanol, nitrogen fertilizers, renewables and other products	114	123	(7)	121	111	9	134
Natural gas	334	438	(24)	325	316	3	418

Total domestic market	2,532	2,815	(10)	2,534	2,536	—	2,834
Crude oil, oil products and others exports	522	502	4	579	532	9	511
International sales	435	519	(16)	360	488	(26)	544

Total international market	957	1,021	(6)	939	1,020	(8)	1,055
Total	3,489	3,836	(9)	3,472	3,556	(2)	3,889

Table 01—Main Items and Consolidated Economic Indicators

*	See definition of Adjusted EBITDA in glossary and the respective reconciliation in Reconciliation of Adjusted EBITDA.

3Q-2016 x 2Q-2016 Results*:

Gross Profit

Gross profit increased by 2% relative to the 2Q-2016, reaching R$ 23,337 million, mainly due to lower import expenses for oil products, crude oil and LNG, and the increase in crude oil exports. Sales revenues decreased mainly due to the disposal of Petrobras Argentina (PESA) and to the lower sales volumes of gasoline in the domestic market and oil products exports. On the other hand, there were lower operational costs abroad, mainly related to the disposal of PESA.

Operating Losses

Operating losses amounted to R$ 10,032 million, compared to an operating income of R$ 7,184 million in the 2Q-2016, mainly as a result of impairment1 of R$ 15,292 million, due to the appreciation of the real, the increase in discount rates, the revision of the set of assumptions – such as brent prices and long term exchange rates – and investment portfolio of the 2017-2021 Business and Management Plan.

In addition, the operating losses are a function of the reclassification of foreign exchange depreciation losses (cumulative translation adjustments – CTA, due to the PESA disposal), the higher expenses with the Voluntary Separation Incentive Program (PIDV), the provision for expenses with settlements of individual actions against Petrobras in New York and assumption of debts and losses with advances to suppliers for the construction of FPSOs hulls. Those factors were partially offset by the positive effect of the revision of decommissioning costs in oil and gas production areas2, the lower expenses with drilling rigs idleness and capital gains with PESA disposal.

Net Financial Expenses

Net financial expenses reached R$ 7,122 million, 18% above 2Q-2016, mainly due to the depreciation of dollar against euro and lower appreciation of the dollar against the pound.

Net Result

The quarterly loss reached R$ 16,458 million, a reversal of the net income posted on 2Q-2016. This result is due, mainly, to the impairment of assets and investment in associates amounting R$ 15.709 million.

Adjusted EBITDA and Free Cash Flow**

Adjusted EBITDA was 6% above 2Q-2016, reaching R$ 21,603 million, due to the increase in production and exports of oil and lower import expenses. The adjusted EBITDA margin was 31% in 3Q-2016. The higher operational cash flow and lower investments resulted, for the sixth consecutive quarter, in a higher positive free cash flow* of R$ 16,448 million, 1,52 times higher than 2Q-2016. This result contributes to the Company’s deleveraging objective.

*	Additional information about operating results of 3Q-2016 x 2Q-2016, see item 6.
1	Detailed information about impairment of assets is available at item1 of Additional Information and Financial Statements note 13.
2	For more detailed information see Financial Statements note 19.
**	See definitions of Free cash flow and Adjusted EBITDA in glossary and the respective reconciliations in Liquidity and Capital Resources and Reconciliation of Adjusted EBITDA.

Jan-Sep/2016 x Jan-Sep/2015 Results*:

Gross Profit

Gross profit decreased 6% relative to Jan-Sep/2015, reaching R$ 67,166. There was a reduction on sales revenues, as a result of a 8% drop in oil products sales in the domestic market, partially offset by higher diesel and gasoline margins. In addition, the lower crude oil and oil products export prices also contributed to the decrease in income, lower activity abroad due to the disposal of PESA, as well as a fall in electricity generation and prices and a reduction in domestic natural gas sales volumes.

The company registered lower import costs and government take in Brazil, mainly due to lower crude prices and sales, and lower international activities due to the disposal of PESA. However, higher depreciation expenses occurred as a result of a decrease in reserves estimates (mainly due to lower crude oil prices), which were partially offset by a lower carrying amount of assets that were impacted by impairment losses taken in 2015.

Operating Income

Operating income reached R$ 5,300million in Jan-Sep/2016, a 81% decrease when compared to Jan-Sep/2015. This result is a consequence of the decrease in gross profit, impairments, reclassification of foreign exchange depreciation losses (cumulative translation adjustments – CTA, due to the PESA disposal), higher expenses with drilling rigs idleness and the increase of expenses with the new PIDV and judicial contingencies, including provisions for expenses with settlements of individual actions against Petrobras in New York and provision for assumption of debts with suppliers for construction of FPSO hulls.

In addition, there was a positive effect of the revision of decommissioning costs in oil and gas production areas in 3Q-2016.

Net Financial Expenses

Net financial expenses of R$ 21,876 million, down R$ 1,237 relative to Jan-Sep/2015 due to the reduction of the negative impact of foreign exchange variations, partially offset by higher interest expenses as a result of the depreciation of the real against the dollar.

Net Income (loss) attributable to the shareholders of Petrobras

Net loss attributable to the shareholders of Petrobras of R$ 17,334 million in the Jan-Sep/2016, mainly due to the impairment of assets and investment in associates R$ 17,187 million.

Adjusted EBITDA and Free Cash Flow**

Adjusted EBITDA increased 11% compared to Jan-Sep/2015, amounting to R$ 63,011, due to higher gasoline and diesel margins and lower expenditures with imports and government take. The Adjusted EBITDA Margin reached 30% in the Jan-Sep/2016 period. The higher operational cash flow and lower investments resulted in a positive free cash flow* of R$ 29,619 million, 3.6 times above Jan-Sep/2015. This result contributes to the Company’s deleveraging objective.

*	Additional information about operating results of Jan-Sep/2016 x Jan-Sep/2015, see item 7.
*	See definitions of Free cash flow and Adjusted EBITDA in glossary and the respective reconciliations in Liquidity and Capital Resources and Reconciliation of Adjusted EBITDA.

RESULT BY BUSINESS SEGMENT

EXPLORATION & PRODUCTION

Jan-Sep/2016 x Jan/Sep-2015                                         3Q-2016 x 2Q-2016

Gross Profit

The decrease in gross profit is due to lower production in Brazil and abroad and the fall in Brent prices, partially offset by the depreciation of the real. Additionally, gross profit was impacted by higher depreciation costs, partially offset by lower government take.	The gross profit remained practically stable.

Operating Income

Besides the reduction in gross profit, the decrease in operating income was mainly caused by the increase in impairments and in expenses related to drilling rigs idleness, the new PIDV and provision for assumption of debts with advances to suppliers for the construction of FPSOs hulls, partially offset by the positive effect of revision in decommissioning costs in oil and gas production areas.	The operational income reduction was due to the increase in impairments, the new PIDV, provision for assumption of debts with advances to suppliers for the construction of FPSOs hulls, partially offset by lower expenses with drilling rigs idleness and the positive effect of revision in decommissioning costs in oil and gas production areas.

Operating Performance

Production

Domestic crude oil and NGL production decreased by 1% mainly due to the increase in scheduled stoppages in 1Q-2016. As an offset, production was started-up in FPSO Cid. Maricá (Lula – Lula Alto area) and FPSO Cid. Saquarema (Lula – Lula Central area) and new systems were ramped-up, notably FPSO Cid. Itaguaí (Lula – Iracema Norte area), FPSO Cid. Mangaratiba (Lula – Iracema South area) and P-58 (Jubarte).

Natural gas production increased 2% mainly due to the start-up and ramp-up of the above mentioned systems.

Crude oil and NGL production abroad decreased 16% mainly as a result of the sale of assets in Austral Basin fields (Argentina), in Mar/2015, associated with the conclusion of the disposal of PESA.

Gas production abroad remained practically stable in the period, because, in spite of the sale of PESA, gas production increased in the USA due to the production ramp-up of Hadrian South field.

Domestic crude oil and NGL production increased 4% mainly due to the ramp-up of FPSO Cid. Maricá (Lula –Lula Alto area) and Cid. Itaguaí (Lula – Iracema Norte area), as well as the start-up of FPSO Cid. Saquarema (Lula – Lula Central area).

Domestic gas production increased by 5% mainly due to the start-up and ramp-up of the above mentioned systems.

Crude oil and NGL production abroad reduced 17%, mainly due to the disposal of PESA in July/2016.

Gas production abroad decreased 32% due to the disposal of PESA.

Lifting Cost

Lifting cost denominated in U.S. dollars decreased due to lower expenses with well interventions and with engineering and subsea maintenance, as well as to the higher share of pre-salt production, with lower unit cost.

Additionally, government take decreased as a result of lower oil prices.

Lifting cost abroad decreased due to the sale of the Austral Basin fields and PESA, with higher operating costs, as well as the increase in production in the USA, with relatively lower costs.

Lifting cost denominated in U.S. dollars decreased due to production increases and lower expenses with offshore transportation and well intervention.

In addition, we had lower government take expenditures.

Lifting cost abroad decreased mainly due to the disposal of PESA, which had higher operating costs.

	R$ million
	Jan-Sep
	2016	2015	2016 x 2015 (%)	3Q-2016	2Q-2016	3Q16 X 2Q16 (%)	3Q-2015
Sales revenues	83,370	89,254	(7)	30,073	29,622	2	28,847
Brazil	79,511	84,692	(6)	29,117	28,185	3	27,159
Abroad	3,859	4,562	(15)	956	1,437	(33)	1,688

Gross profit	18,760	27,443	(32)	7,898	8,024	(2)	7,947
Brazil	17,496	25,894	(32)	7,589	7,549	1	7,402
Abroad	1,264	1,549	(18)	309	475	(35)	545

Operating expenses	(21,226)	(9,292)	(128)	(12,472)	(5,143)	(143)	(4,116)
Brazil	(19,740)	(8,522)	(132)	(11,757)	(4,585)	(156)	(3,444)
Abroad	(1,486)	(770)	(93)	(715)	(558)	(28)	(672)

Operating income (loss)	(2,466)	18,151	(114)	(4,574)	2,881	(259)	3,831
Brazil	(2,244)	17,372	(113)	(4,168)	2,964	(241)	3,958
Abroad	(222)	779	(128)	(406)	(83)	(389)	(127)

Net income (loss) attributable to the shareholders of Petrobras	(1,313)	11,604	(111)	(2,870)	2,162	(233)	2,272
Brazil	(1,099)	10,757	(110)	(2,591)	2,207	(217)	2,316
Abroad	(214)	847	(125)	(279)	(45)	(520)	(44)

Adjusted EBITDA of the segment*	34,747	36,654	(5)	13,707	11,863	16	10,313
Brazil	33,559	34,401	(2)	13,619	11,519	18	9,851
Abroad	1,188	2,253	(47)	88	344	(74)	462
EBITDA margin of the segment (%)	42	41	1	46	40	6	36

Capital expenditures of the segment	36,104	45,991	(21)	10,400	11,935	(13)	16,093

Average Brent crude (R$/bbl)	146.89	174.25	(16)	148.87	159.79	(7)	177.38
Average Brent crude (US$/bbl)	41.77	55.39	(25)	45.85	45.57	1	50.26

Sales price—Brazil
Crude oil (US$/bbl)	37.12	45.04	(18)	41.77	39.86	5	39.76

Sales price—Abroad
Crude oil (US$/bbl)	43.76	58.25	(25)	42.38	47.24	(10)	55.69
Natural gas (US$/bbl)	21.98	23.68	(7)	20.51	21.74	(6)	25.84

Crude oil and NGL production (Mbbl/d)	2,196	2,232	(2)	2,297	2,223	3	2,234
Brazil	2,111	2,132	(1)	2,219	2,133	4	2,136
Abroad	59	70	(16)	52	63	(17)	69
Non-consolidated production abroad	26	30	(13)	26	27	(4)	29

Natural gas production (Mbbl/d)	567	558	2	572	581	(2)	566
Brazil	479	469	2	503	479	5	476
Abroad	88	89	(1)	69	102	(32)	90

Total production	2,763	2,790	(1)	2,869	2,804	2	2,800

Lifting cost—Brazil (US$/barrel)
excluding production taxes	10.78	12.40	(13)	10.82	11.00	(2)	11.24
including production taxes	15.58	19.62	(21)	15.76	17.37	(9)	16.92
Lifting cost—Brazil (R$/barrel)excluding production taxes	37.34	39.16	(5)	34.87	37.64	(7)	40.82
including production taxes	53.65	63.00	(15)	51.06	58.93	(13)	64.33

Lifting cost – Abroad without production taxes (US$/barrel)	5.43	7.73	(30)	5.12	5.49	(7)	7.21

Production taxes—Brazil	10,160	15,087	(33)	3,548	4,453	(20)	5,021
Royalties	7,108	8,471	(16)	2,723	2,472	10	2,846
Special participation charges	2,916	6,489	(55)	779	1,938	(60)	2,132
Retention of areas	136	127	7	46	43	7	43

Production taxes—Abroad	680	724	(6)	162	244	(34)	276

Table 02—Exploration & Production Main Indicators

*	See reconciliation in Reconciliation of Consolidated Adjusted EBITDA Statement by Segment.

REFINING, TRANSPORTATION AND MARKETING

Jan-Sep/2016 x Jan/Sep-2015                                         3Q-2016 x 2Q-2016

Gross Profit

Gross profit increased due to the decrease in crude oil purchase/transfer costs, tracking lower Brent prices, the lower share of imported oil on throughput and the lower share of imported oil products in the sales mix, mainly diesel. On the other hand, there was a reduction in oil export prices. In addition, the lower economic activity and the increase in diesel imports by third parties led to a reduction in domestic oil products sales.	Gross profit decreased mainly due to the reduction of domestic sales alongside the increase on cost of goods sold, due to the sale of inventories built at higher costs in the previous quarter.

Operating Income

Operating income increased due to the higher gross profit, partially offset by higher impairments and higher expenses with the new PIDV.	The reduction in operating income is mainly due to higher impairment charges and the reduction in gross profit.

Operating Performance

Imports and Exports of Crude Oil and Oil Products

Improvement in the crude oil balance due to lower imports, as a result of the decrease in throughput and a higher share of domestic crude oil on processed feedstock.

The reduction on oil products imports, especially diesel—as a result of lower local demand along with the increase in imports by third parties—reduced the deficit on the balance of oil products.

Improvement in the crude oil balance as a result of higher exports due to domestic oil production growth.

The decrease in the deficit of the oil products balance was due to lower gasoline and naphtha imports, as a result of lower demand, partially offset by the reduction of exports, especially fuel oil.

Refining Operations

Processed feedstock was 8% lower, mainly due to lower local demand. The impact from scheduled stoppages in REPLAN, REPAR and REFAP was partially offset by higher production in RNEST, as a result of the improvement in operational efficiency.	Daily processed feedstock was 4% lower, mainly due to lower local demand for oil products. The impact of the scheduled stoppage at REPAR and the non-scheduled stoppages at RLAM and REDUC were offset by the resumption of operations in REFAP.

Refining Cost

Refining cost in USD decreased by 2%. When measured in reais, refining cost increased by 8% mainly reflecting higher labor costs due to the wage increases related to the 2015 Collective Bargaining Agreement, along with a decrease in processed feedstock.	Refining cost is USD increased 9%. When measured in reais, refining cost increased by 1% mainly due to the provision for wage increases in the 2016 Collective Bargaining Agreement and the decrease of throughput, partially offset by lower expenses with catalysts and chemical products.

	R$ million
	Jan-Sep
	2016	2015	2016 x 2015 (%)	3Q-2016	2Q-2016	3Q16 X 2Q16 (%)	3Q-2015
Sales revenues	163,016	181,400	(10)	53,984	55,947	(4)	63,410
Brazil (includes trading operations abroad)	164,443	177,634	(7)	55,112	56,220	(2)	63,188
Abroad	8,286	10,043	(17)	2,094	3,306	(37)	3,146
Eliminations	(9,713)	(6,277)	(55)	(3,222)	(3,579)	10	(2,924)

Gross profit	39,359	32,771	20	11,292	14,081	(20)	10,290
Brazil	39,175	32,095	22	11,273	13,798	(18)	10,119
Abroad	184	676	(73)	19	283	(93)	171

Operating expenses	(13,867)	(10,621)	(31)	(7,640)	(3,736)	(104)	(5,517)
Brazil	(13,634)	(10,244)	(33)	(7,626)	(3,618)	(111)	(5,394)
Abroad	(233)	(377)	38	(14)	(118)	88	(123)

Operating income (loss)	25,492	22,150	15	3,652	10,345	(65)	4,773
Brazil	25,541	21,851	17	3,647	10,180	(64)	4,725
Abroad	(49)	299	(116)	5	165	(97)	48

Net income (loss) attributable to the shareholders of Petrobras	17,600	15,717	12	2,416	7,208	(66)	3,759
Brazil	17,646	15,415	14	2,412	7,048	(66)	3,664
Abroad	(46)	302	(115)	4	160	(98)	95

Adjusted EBITDA of the segment*	37,329	28,093	33	10,513	13,398	(22)	6,667
Brazil	37,220	27,649	35	10,467	13,183	(21)	6,561
Abroad	109	444	(75)	46	215	(79)	106
EBITDA margin of the segment (%)	23	15	7	19	24	(4)	11

Capital expenditures of the segment	3,017	6,252	(52)	1,240	825	50	2,222

Domestic basic oil products price (R$/bbl)	229.73	224.53	2	228.58	228.95	—	228.15
Imports (Mbbl/d)	400	590	(32)	352	359	(2)	531
Crude oil import	158	298	(47)	154	122	26	313
Diesel import	16	100	(84)	—	—	—	64
Gasoline import	33	33	—	7	41	(83)	22
Other oil product import	193	159	21	191	196	(3)	132

Exports (Mbbl/d)	510	501	2	562	515	9	510
Crude oil export	356	351	1	419	341	23	365
Oil product export	154	150	3	143	174	(18)	145

Exports (imports), net	110	(89)	224	210	156	35	(21)

Refining Operations—Brazil (Mbbl/d)
Oil products output	1,913	2,049	(7)	1,862	1,919	(3)	2,085
Reference feedstock	2,176	2,176	—	2,176	2,176	—	2,176
Refining plants utilization factor (%)	83	90	(8)	80	84	(5)	93
Processed feedstock (excluding NGL)	1,800	1,962	(8)	1,745	1,820	(4)	2,013
Processed feedstock	1,846	2,002	(8)	1,799	1,869	(4)	2,052
Domestic crude oil as % of total processed feedstock	91	86	6	93	91	2	84

Refining Operations—Abroad (Mbbl/d)
Total processed feedstock	132	136	(3)	120	136	(12)	146
Oil products output	134	148	(9)	119	138	(14)	150
Reference feedstock	200	230	(13)	200	230	(13)	230
Refining plants utilization factor (%)	57	57	—	58	56	4	60

Refining cost—Brazil
Refining cost (US$/barrel)	2.47	2.52	(2)	2.68	2.46	9	2.12
Refining cost (R$/barrel)	8.66	8.01	8	8.67	8.56	1	7.89

Refining cost—Abroad (US$/barrel)	3.96	4.01	(1)	3.87	4.00	(3)	4.03

Sales volume (includes sales to BR Distribuidora and third-parties)
Diesel	760	893	(15)	747	769	(3)	918
Gasoline	486	494	(2)	459	487	(6)	483
Fuel oil	62	95	(35)	51	61	(16)	84
Naphtha	146	143	2	156	172	(9)	137
LPG	235	234	—	250	235	6	243
Jet fuel	116	127	(9)	113	110	3	127
Others	205	206	—	214	204	5	207

Total domestic oil products (mbbl/d)	2,010	2,192	(8)	1,990	2,038	(2)	2,199

Table 03—Refining, Transportation and Marketing Main Indicators

*	See reconciliation in Reconciliation of Consolidated Adjusted EBITDA Statement by Segment.

GAS & POWER

Jan-Sep/2016 x Jan/Sep-2015                                         3Q-2016 x 2Q-2016

Gross Profit

Gross profit increased due to lower acquisition costs, mainly because of the reduction of natural gas and LNG imports. This effect was partially offset by lower natural gas sales and by lower revenues with electricity generation due to the improvement of hydrological conditions in Brazil.	The increase in gross profit was due to lower total acquisition costs for natural gas, with lower imported volumes of LNG, and better margins in electricity generation in 3Q-2016.

Operating Income

Operating income decreased mainly due to the higher sales expenses because of the provisions for losses with trade receivables from electricity sector in 2016, as well as the reversion of a provision in 1Q-2015 and impairment charges.	Lower operating income in 3Q-2016 relative to 2Q-2016 due to impairment charges and compensation with lawsuit.

Operating Performance

Physical and Financial Indicators

Electricity sales to the Brazilian free contracting market (Ambiente de Contratação Livre – ACL) were 4% lower, due to to the termination of contracts.

Decreased electricity sales volumes to the Brazilian regulated market (Ambiente de Contratação Regulada – ACR) was due to the termination of the contract for 205 average MW, which occurred at the Existing Electricity Auction in 1H-2015.

The 72% decrease in electricity prices in the spot market (PLD) reflects the lower projections for electricity generation, due to improved hydrological conditions.

The lower volumes in electricity generation was due to the decision of the Electrical Sector Monitoring Committee (CMSE) for not using plants with unitary variable costs above established limits, and to the better hydrological conditions and the lower projections for electricity generation.

There was a reduction in natural gas sales, mainly due to lower thermoelectrical demand, which allowed for a reduction of 63% on LNG imports and 9% on Bolivian natural gas.

There was a 7% reduction of sales volumes in the Brazilian free contracting market.

The 16% increase in electricity generation was caused mainly by the higher demand related to the Olympic and Paralympic Games as well as for storing energy credits for future use.

The 48% increase in electricity prices in the spot market (PLD) reflects the worsening of hydrological conditions in Brazilian subsystems.

The 4% increase in natural gas imports from Bolivia occurred due to higher demand in all natural gas segments. In contrast, there was a 42% reduction on LNG imports, due to higher domestic gas supply.

	R$ million
	Jan-Sep
	2016	2015	2016 x 2015 (%)	3Q-2016	2Q-2016	3Q16 X 2Q16 (%)	3Q-2015
Sales revenues	25,007	32,522	(23)	7,856	7,760	1	10,933
Brazil	23,602	31,218	(24)	7,606	7,163	6	10,350
Abroad	1,405	1,304	8	250	597	(58)	583

Gross profit	6,494	6,354	2	2,520	2,146	17	2,584
Brazil	6,273	6,127	2	2,481	2,065	20	2,466
Abroad	221	227	(3)	39	81	(52)	118

Operating expenses	(4,650)	(3,551)	(31)	(2,670)	(1,246)	(114)	(1,525)
Brazil	(4,570)	(3,485)	(31)	(2,631)	(1,222)	(115)	(1,498)
Abroad	(80)	(66)	(21)	(39)	(24)	(63)	(27)

Operating income (loss)	1,844	2,803	(34)	(150)	900	(117)	1,059
Brazil	1,703	2,642	(36)	(150)	843	(118)	968
Abroad	141	161	(12)	—	57	(100)	91

Net income (loss) attributable to the shareholders of Petrobras	1,239	1,905	(35)	(63)	545	(112)	680
Brazil	994	1,686	(41)	(84)	433	(119)	589
Abroad	245	219	12	21	112	(81)	91

Adjusted EBITDA of the segment*	5,480	5,553	(1)	2,033	1,639	24	1,769
Brazil	5,287	5,345	(1)	2,003	1,574	27	1,661
Abroad	193	208	(7)	30	65	(54)	108
EBITDA margin of the segment (%)	22	17	5	26	21	5	16

Capital expenditures of the segment	987	1,964	(50)	336	359	(6)	529

Physical and financial indicators—Brazil
Electricity sales (Free contracting market—ACL)—average MW	845	878	(4)	807	866	(7)	822
Electricity sales (Regulated contracting market—ACR)—average MW	3,172	3,194	(1)	3,172	3,172	—	3,058
Generation of electricity—average MW	2,106	4,830	(56)	1,872	1,616	16	4,401
Electricity price in the spot market—Differences settlement price (PLD)—R$/MWh	88	319	(72)	117	79	48	202
LNG imports (Mbbl/d)	42	112	(63)	19	33	(42)	92
Natural gas imports (Mbbl/d)	183	202	(9)	181	174	4	196

Table 04—Gas & Power Main Indicators

*	See reconciliation in Reconciliation of Consolidated Adjusted EBITDA Statement by Segment.

DISTRIBUTION

Jan-Sep/2016 x Jan/Sep-2015                                         3Q-2016 x 2Q-2016

Gross Profit

Gross profit decreased due to lower sales volumes in Brazil, caused by lower economic activity and lower fuel demand by thermoelectric plants.	There was a 3% increase in sales margins and 2% in sales volume in Brazil. Nonetheless, the sale of PESA resulted in a small decrease in gross profit.

Operating income

In Brazil, the decrease in operating income tracked the variation on gross profit. Abroad, there was an impairment on distribution assets in Chile as a result of the divestment.	The decrease in operating income reflects the impairment of distribution assets in Chile, partially offset by better results in Brazil.

Operating Performance

Market Share—Brazil

The decrease in market share was mainly due to lower sales to thermal power plants (-57%). In addition, there was a repositioning of margins due to the profitability maximization strategy.	Market share remained stable in 3Q-2016 with the maintenance of the margins policy.

	R$ million
	Jan-Sep
	2016	2015	2016 x 2015 (%)	3Q-2016	2Q-2016	3Q16 X 2Q16 (%)	3Q-2015
Sales revenues	73,749	81,633	(10)	24,300	24,218	—	27,484
Brazil	64,877	71,683	(9)	21,794	21,036	4	23,959
Abroad	8,872	9,950	(11)	2,506	3,182	(21)	3,525

Gross profit	5,517	6,046	(9)	1,773	1,804	(2)	1,835
Brazil	4,574	5,138	(11)	1,517	1,431	6	1,535
Abroad	943	908	4	256	373	(31)	300

Operating expenses	(5,351)	(5,106)	(5)	(1,827)	(1,537)	(19)	(2,162)
Brazil	(4,372)	(4,403)	1	(1,327)	(1,293)	(3)	(1,916)
Abroad	(979)	(703)	(39)	(500)	(244)	(105)	(246)

Operating income (loss)	166	940	(82)	(54)	267	(120)	(327)
Brazil	202	735	(73)	190	138	38	(381)
Abroad	(36)	205	(118)	(244)	129	(289)	54

Net income (loss) attributable to the shareholders of Petrobras	131	595	(78)	(28)	184	(115)	(254)
Brazil	185	423	(56)	223	58	284	(296)
Abroad	(54)	172	(131)	(251)	126	(299)	42

Adjusted EBITDA of the segment*	902	1,376	(34)	390	411	(5)	(173)
Brazil	535	1,080	(50)	298	250	20	(263)
Abroad	367	296	24	92	161	(43)	90
EBITDA margin of the segment (%)	1	2	—	2	2	—	(1)

Capital expenditures of the segment	330	568	(42)	110	121	(9)	192

Market share—Brazil	31.4%	35.4%	(4)	30.8%	30.9%	—	35%

Sales Volumes—Brazil (Mbbl/d)
Diesel	320	381	(16)	332	317	5	380
Gasoline	190	203	(6)	187	187	—	197
Fuel oil	52	92	(43)	43	50	(14)	81
Jet fuel	50	57	(12)	50	47	6	56
Others	99	96	3	102	99	3	97

Total domestic oil products	711	829	(14)	714	700	2	811

Table 05—Distribution Main Indicators

*	See reconciliation in Reconciliation of Consolidated Adjusted EBITDA Statement by Segment.

Liquidity and Capital Resources

	R$ million
	Jan-Sep
	2016	2015	3Q-2016	2Q-2016	3Q-2015
Adjusted cash and cash equivalents* at the beginning of period	100,887	68,946	65,370	80,521	91,636
Government bonds and time deposits with maturities of more than 3 months at the beginning of period	(3,042)	(24,707)	(2,430)	(2,743)	(10,470)

Cash and cash equivalents at the beginning of period	97,845	44,239	62,940	77,778	81,166

Net cash provided by (used in) operating activities	65,965	61,133	26,715	21,943	21,816
Net cash provided by (used in) investing activities	(33,168)	(27,644)	(7,891)	(10,759)	(11,566)

Capital expenditures and investments in investees	(36,346)	(52,810)	(10,267)	(11,153)	(17,977)
Proceeds from disposal of assets (divestment)	2,402	625	2,388	3	13
Investments in marketable securities	776	24,541	(12)	391	6,398

(=) Net cash flow	32,797	33,489	18,824	11,184	10,250

Net financings	(49,041)	(3,087)	(11,942)	(19,594)	(11,668)
Proceeds from long-term financing	43,707	50,049	11,028	25,464	12,577
Repayments	(92,748)	(53,136)	(22,970)	(45,058)	(24,245)
Acquisition of non-controlling interest	34	315	(155)	43	(190)
Effect of exchange rate changes on cash and cash equivalents	(11,575)	24,914	393	(6,471)	20,312

Cash and cash equivalents at the end of period	70,060	99,870	70,060	62,940	99,870

Government bonds and time deposits with maturities of more than 3 months at the end of period	2,542	4,366	2,542	2,430	4,366

Adjusted cash and cash equivalents* at the end of period	72,602	104,236	72,602	65,370	104,236

Reconciliation of Free Cash Flow
Net cash provided by (used in) operating activities	65,965	61,133	26,715	21,943	21,816
Capital expenditures and investments in investees	(36,346)	(52,810)	(10,267)	(11,153)	(17,977)

Free cash flow*	29,619	8,323	16,448	10,790	3,839

Table 06—Liquidity and Capital Resources

As of September 30, 2016, the balance of cash and cash equivalents was R$ 70,060 million and the balance of adjusted cash and cash equivalents was R$ 72,602 million. Our principal uses of funds in 2016 were debt service and capital expenditures. We partially met these requirements with cash provided by operating activities of R$ 65,965 million and with proceeds from long-term financing of R$ 43,707 million.

Net cash provided by operating activities of R$ 65,965 million was mainly generated by higher diesel and gasoline margins, lower government take in Brazil and lower crude oil, oil products and natural gas imports costs, along with a higher share of domestic crude oil on processed feedstock. These effects were partially offset by lower crude oil and oil product export prices and decreased sales volume in Brazil due to lower economic activity.

Capital expenditures and investments in investees totaled R$ 36,346 million in 2016 (87% in E&P business segment), a 31% decrease when compared to Jan-Sep/2015. Crude oil and natural gas production remained flat despite this decrease.

Free cash flow* was positive, amounting to R$ 29,619 million in Jan-Sep/2016, 3.6 times above Jan-Sep/2015.

From January to September 2016, proceeds from financing amounted to R$ 43,707 million. Global notes issued in international capital markets totaled US$ 9.75 billion, with maturities of 5 and 10 years. The proceeds of those offerings were used to tender for US$ 9.3 billion of Petrobras’s existing global notes. In addition, the Company entered into a sale and leaseback operation with the Industrial and Commercial Bank of China (ICBC) in the amount of US$ 1 billion. The average maturity of the outstanding debt was 7.33 years as of September 30, 2016 (7.14 years as of December 31, 2015).

Repayments of interest and principal totaled R$ 92,748 million in Jan-Sep/2016 and the nominal cash flow (cash basis), including principal and interest payments, by maturity, is set out in US$ million as follows:

	Consolidated
Maturity	2016	2017	2018	2019	2020	2021 and thereafter	09.30.2016	12.31.2015
Principal	11,893	25,522	43,869	69,371	53,885	197,048	401,588	497,289
Interest	6,809	23,147	21,930	19,100	14,714	113,378	199,078	230,531

Total	18,702	48,669	65,799	88,471	68,599	310,426	600,666	727,820

Table 07—Nominal cash flow including principal and interest payments

*	See reconciliation of adjusted cash and cash equivalents in net debt and definition of adjusted cash and cash equivalents and free cash flow in glossary.

Consolidated debt

Consolidated gross debt in Reais decreased by 19% and net debt decreased by 17% when compared to December 31, 2015, mainly as a result of the 16.9% real appreciation.

Current debt and non-current debt include finance lease obligations of R$ 56 million and R$ 315 million on September 30, 2016, respectively (R$ 73 million and R$ 303 million on December 31, 2015).

The ratio between net debt and the Last Twelve Months (LTM) Adjusted EBITDA* decreased from 5.31 as of December 31, 2015 to 4.07 as of September 30, 2016 due to the debt reduction and the Adjusted EBITDA increase.

	R$ million
	09.30.2016	12.31.2015	Δ%
Current debt	37,101	57,407	(35)
Non-current debt	361,064	435,616	(17)

Total	398,165	493,023	(19)

Cash and cash equivalents	70,060	97,845	(28)
Government securities and time deposits (maturity of more than 3 months)	2,542	3,042	(16)

Adjusted cash and cash equivalents*	72,602	100,887	(28)

Net debt*	325,563	392,136	(17)
Net debt/(net debt+shareholders’ equity)	55%	60%	(5)
Total net liabilities*	730,604	799,248	(9)
(Net third parties capital / total net liabilities)	64%	68%	(4)
Net debt/LTM Adjusted EBITDA ratio*	4.07	5.31	(23)

Table 08—Consolidated debt in reais

	U.S.$ million
	09.30.2016	12.31.2015	Δ%
Endividamento curto prazo	11,429	14,702	(22)
Endividamento longo prazo	111,227	111,560	—

Total	122,656	126,262	(3)

Endividamento líquido	100,291	100,425	—
Prazo médio da dívida (anos)	7.33	7.14	0.19

Table 09—Consolidated debt in dollar

	R$ million
	09.30.2016	12.31.2015	Δ%
Summarized information on financing
By rate
Floating rate debt	195,721	243,293	(20)
Fixed rate debt	202,073	249,354	(19)

Total	397,794	492,647	(19)

By currency
Reais	80,078	80,269	—
US Dollars	286,608	365,354	(22)
Euro	22,754	33,909	(33)
Other currencies	8,354	13,115	(36)

Total	397,794	492,647	(19)

By maturity
2016	16,661	57,333	(71)
2017	26,802	44,505	(40)
2018	42,822	62,827	(32)
2019	68,824	88,231	(22)
2020	53,273	60,670	(12)
2021 on	189,412	179,081	6

Total	397,794	492,647	(19)

Table 10—Consolidated debt by rate, currency and maturity

*	See definition of adjusted cash and cash equivalents, net debt, total net liabilities and LTM Adjusted EBITDA in glossary and reconciliation in Reconciliation of Adjusted EBITDA.

ADDITIONAL INFORMATION

1.	Impairment

Consolidated
Assets or CGUs, by nature	Carrying amount	Recoverable amount	Impairment (*) / (**)	Impairment (*) / (**)	Segment
	Jan-Sep 2016			3Q-2016
Producing properties: assets related to Oil and gas activities in Brazil (several CGUs)	36,591	30,406	5,936	5,619	E&P—Brazil
Oil and gas production and drilling equipment in Brazil	2,976	208	2,768	2,720	E&P—Brazil
Second refining unit in RNEST	8,077	5,546	2,531	2,531	RTM—Brazil
Suape Petrochemical Complex	3,569	1,558	2,011	2,011	RTM—Brazil
Comperj	1,186	—	1,186	62	RTM—Brazil
Fertilizer Plant—UFN III	1,699	1,202	497	497	Gas & Power—Brazil
Thermoelectric power generation plants	8,750	8,280	470	470	Gas & Power—Brazil
Araucária	638	185	453	453	Gas & Power—Brazil
Transpetro’s fleet of vessels	5,685	5,340	345	345	RTM—Brazil
Distribution assets in Chile	1,825	1,507	318	318	Distribution—Abroad
Usina de Quixada—CE	90	—	90	90	Biofuel, Brazil
Others	999	822	165	176	Several Segments

Total	72,085	55,054	16,770	15,292

Impairment in investment associates	1,297	879	417	417	Biofuel, Brazil

Table 11—Impairment

In September 2016, the Company put on practice impairment tests, whose result was impacted by the appreciation of the Brazilian Real, increase in discount rate, review of premises, such as Brent prices and long-term foreign exchange rates, and the investment portfolio, following the 2017-2021 Company’s Business and Management Plan (Plano de Negócios e Gestão – PNG), approved on September 19, 2016. The losses from the tests performed were recognized in the Statement of Income, amounting R$ 15,292 million in the 3Q-2016 and R$ 417 million in Jan-Sep/2016.

In the Exploration and Production segment, the highlight were for some oil and gas production fields in Brazil, whose impairment was recognized in 2015 and whose cash flows were even more pressured by the increase in exchange rates and higher discount rates, as well as uncertainties regarding the delivery of P-71, P-72 and P-73 hulls. In the RTM segment, the losses recognized were caused, mainly, due to the postponement of the second refining unit in RNEST to 2023 and to the review of premises of the 2017-2021 Company’s Business and Management Plan for the Suape Petrochemical Complex, such as reduction of resin market and exchange rates, associated with increase on discount rate.

The increase on discount rate was due to an increase in Brazil’s risk premium resulting from a credit risk downgrade (losing its investment grade status) and the Brazilian political environment, which fully impacted the last twelve months ended September 30, 2016

For more information, see Note 13 to the Company´s consolidated financial statements.

*	Constitution and reversal of impairment.
**	Includes reversion of impairment on assets classified as kept for sale for R$ 12 million on 2016.

ADDITIONAL INFORMATION

2.	Reconciliation of Adjusted EBITDA

Our adjusted EBITDA (according to CVM Instruction 527 of October 4, 2012) is the net income before net finance income (expense), income taxes, depreciation, depletion and amortization, share of earnings in equity-accounted investments and impairment.

Specifically on 2016, the Company opted to include in the calculation of the Adjusted EBITDA the cumulative translation adjustments (CTA) effects, reclassified to results, due to the Company’s understanding that this item represents cumulative exchange variations previously classified as shareholders equity.

Adjusted EBITDA is not a measure defined in the International Financial Reporting Standards – IFRS. In addition, Adjusted EBITDA may not be comparable to the calculation of Adjusted EBITDA by other companies and it should not be considered as a substitute for any measure calculated in accordance with IFRS. The Company reports its Adjusted EBITDA to give additional information about its profitability and must be considered in connection with other measures and performance indicators for a better understanding of the Company’s financial performance.

The LTM Adjusted EBITDA is used to calculate the ratio of net debt/LTM Adjusted EBITDA, which corresponds to a metric included in the Company’s Business and Management Plan.

	R$ million
	Jan-Sep
	2016	2015	2016 X 2015(%)	3Q-2016	2Q-2016	3Q16 X 2Q16 (%)	3Q-2015
Net income (loss)	(15,805)	411	(3,945)	(16,323)	899	(1,916)	(5,025)
Net finance income (expense)	21,876	23,113	(5)	7,122	6,061	18	11,444
Income taxes	(125)	5,522	(102)	(971)	622	(256)	(174)
Depreciation, depletion and amortization	37,314	27,005	38	12,716	11,949	6	9,461

EBITDA	43,260	56,051	(23)	2,544	19,531	(87)	15,706
Share of earnings in equity-accounted investments	(646)	(542)	(19)	140	(398)	135	(200)
Impairment losses / (reversals)	16,770	1,286	1,204	15,292	1,184	1,192	—
Realization of cumulative translation adjustment	3,627	—	—	3,627	—	—	—

Adjusted EBITDA	63,011	56,795	11	21,603	20,317	6	15,506
Adjusted EBITDA margin (%)	30	24	6	31	28	3	19

1. Table 12—Reconciliation of Adjusted EBITDA

	R$ million
	Last 12 months until
	30.09.2016	31.12.2015
Net income (loss)	(51,387)	(35,171)
Net finance income (expense)	26,804	28,041
Income taxes	(11,705)	(6,058)
Depreciation, depletion and amortization	48,883	38,574

EBITDA	12,595	25,386

Share of earnings in equity-accounted investments	693	797
Impairment losses / (reversals)	63,160	47,676
Realization of cumulative translation adjustment	3,627	—

Adjusted EBITDA	80,075	73,859

Table 13—Reconciliation of LTM Adjusted EBITDA

ADDITIONAL INFORMATION

3.	Impact of our Cash Flow Hedge policy

	R$ million
	Jan-Sep
	2016	2015	2016 x 2015 (%)	3Q-2016	2Q-2016	3Q16 X 2Q16 (%)	3Q-2015
Total inflation indexation and foreign exchange variation	42,566	(79,066)	154	(2,189)	23,275	(109)	(54,673)
Deferred Foreign Exchange Variation recognized in Shareholders’ Equity	(41,294)	72,586	(157)	2,184	(21,465)	110	49,628
Reclassification from Shareholders’ Equity to the Statement of Income	(7,534)	(4,193)	(80)	(2,137)	(2,497)	14	(1,862)

Net Inflation indexation and foreign exchange variation	(6,262)	(10,673)	41	(2,142)	(687)	(212)	(6,907)

Table 14—Impact of our Cash Flow Hedge policy

The lower reclassification of foreign exchange variation expenses from Shareholders’ Equity to the Income Statement was mainly due to the fact that no such reclassifications of foreign exchange variation expenses occurred in the 3Q-2016 compared to the 2Q-2016, as a result of planned exports that were no longer expected to occur or did not occur.

Additional hedging relationships may be revoked or additional reclassification adjustments from equity to the income statement may occur as a result of changes in forecasted export prices and export volumes following a review in the Company’s business plan. Based on a sensitivity analysis considering a US$ 10/barrel decrease in average Brent prices relative to the Brent price projections in our most recent update of the 2017-2021 Business and Management Plan (Plano de Negócios e Gestão – PNG), a R$ 16 million reclassification adjustment from equity to the income statement would occur.

The expected annual realization of the foreign exchange variation balance in shareholders’ equity, on September 30, 2016, is set out below:

	Consolidated
	2016	2017	2018	2019	2020	2021	2022	2023	2024 to 2027	Total
Expected realization	(2,329)	(10,106)	(10,495)	(7,187)	(5,273)	(4,423)	(5,078)	(2,393)	7,793	(39,491)

Table 14—Expectation of exports volumes realization

ADDITIONAL INFORMATION

4.	Assets and Liabilities subject to Exchange Variation

The Company has assets and liabilities subject to foreign exchange rate variation, for which the main gross exposures are the Real relative to the U.S. dollar and the U.S. dollar relative to the Euro. Beginning in mid-May 2013, the Company extended the use of hedge accounting to hedge highly probable future exports.

The Company designates hedging relationships between exports and its long-term debt obligations (denominated in U.S. dollars) to simultaneously recognize the effects of the existing natural foreign exchange hedge between those operations in its financial statements. Through the extension of the hedge accounting practice, foreign exchange gains or losses, generated by foreign exchange variation, are recognized in our shareholders’ equity and will only affect the statement of income at the moment of realization of future exports.

The balances of assets and liabilities in foreign currency of our foreign subsidiaries are not included in our foreign exchange rate variation exposure below when transacted in a currency equivalent to their respective functional currencies.

As of September 30, 2016, the Company had a net liability exposure to foreign exchange rates, of which the main exposure is the relationship between the U.S. dollar and the euro.

ITEMS	R$ million
	09.30.2016	12.31.2015
Assets	42,999	67,040
Liabilities	(266,954)	(350,695)
Hedge Accounting	191,954	240,222

Total	(32,001)	(43,433)

Table 16—Assets and Liabilities subject to exchange variation

	R$ million
	09.30.2016	12.31.2015
Real/ Dólar	(613)	2,881
Real/ Euro	(142)	(8,687)
Real/ Libra esterlina	(60)	(73)
Dólar/ Iene japonês	(855)	(2,180)
Dólar/ Euro	(22,719)	(24,988)
Dólar/ Libra esterlina	(7,612)	(10,241)
Peso/ Dólar	—	(145)

Total	(32,001)	(43,433)

Table 17—Assets and Liabilities subject to exchange variation by currency

	R$ million
	Jan-Sep
Foreign exchange and inflation indexation charges	2016	2015	2016 x 2015 (%)	3Q-2016	2Q-2016	3Q16 X 2Q16 (%)	3Q-2015
Foreign exchange variation Dollar x Euro	(974)	1,551	(163)	(441)	910	(148)	(12)
Foreign exchange variation Real x Dollar	729	(6,355)	111	139	(33)	521	(3,418)
Foreign exchange variation Dollar x Pound Sterling	1,098	188	484	128	644	(80)	268
Reclassification of hedge accounting from Shareholders’ Equity to the Statement of Income	(7,534)	(4,193)	(80)	(2,137)	(2,497)	14	(1,862)
Foreign exchange variation Real x Euro	(230)	(2,507)	91	(4)	32	(113)	(2,029)
Others	649	643	1	173	257	(33)	146

Net Inflation indexation and foreign exchange variation	(6,262)	(10,673)	41	(2,142)	(687)	(212)	(6,907)

Table 18—Foreign exchange and inflation indexation charges

ADDITIONAL INFORMATION

5.	Special Items

R$ million
Jan-Sep
2016	2015		Items of Income Statement	3Q-2016	2Q-2016	3Q-2015
(17,187)	(1,286)	Impairment of assets and investments	Several	(15,709)	(1,184)	—
(3,685)	(110)	Voluntary Separation Incentive Plan – PIDV	Other income (expenses)	(2,472)	(1,220)	(29)
(3,627)	—	Cumulative translation adjustment – CTA	Other income (expenses)	(3,627)	—	—
(3,068)	(1,861)	(Losses)/Gains on legal proceedings	Other income (expenses)	(2,202)	(569)	(1,861)
(1,215)	633	Impairment of trade receivables from companies in the isolated electricity system	Selling expenses	(269)	(506)	(492)
(51)	(822)	State Tax Amnesty Program / PRORELIT	Several	—	—	(302)
3,242	(153)	Result of decommissioning costs	Other income (expenses)	3,243	(1)	(61)
227	230	Amounts recovered – “overpayments incorrectly capitalized”	Other income (expenses)	148	79	73
673	464	Gains (losses) on Disposal of Assets	Other income (expenses)	673	—	—
—	(7,501)	Tax Recoverable Program – REFIS	Several	—	—	(3,128)

(24,691)	(10,406)	Total		(20,215)	(3,401)	(5,800)

Impact of the impairment of assets and investments on the Company’s Income Statement:
(16,770)	(1,286)	Impairment		(15,292)	(1,184)	—
(417)	—	Share of earnings in equity-accounted investments		(417)	—	—

(17,187)	(1,286)	Impairment of assets and investments		(15,709)	(1,184)	—

Impact of the effects of State Tax Amnesty Program and of Program of Reduction of Tax Litigation (PRORELIT) on the Company’s Income Statement:
(42)	(723)	Tax expenses		—	—	(282)
(9)	(99)	Interest expenses		—	—	(20)

(51)	(822)	State Tax Amnesty Program / PRORELIT		—	—	(302)

Impact of the Company’s decision to adhere to the Tax Recoverable Program – REFIS on its Income Statement:
—	(5,027)	Tax expenses		—	—	(1,955)
—	(2,474)	Interest expenses		—	—	(1,173)

—	(7,501)	Tax Recoverable Program – REFIS		—	—	(3,128)

These special items are related to the Company’s businesses and based on Management’s judgement have been highlighted and are presented as additional information to provide a better understanding of the Company’s performance. These items are presented when relevant and do not necessarily occur in all periods.

ADDITIONAL INFORMATION

6.	Results of Operations of 3Q-2016 compared to 2Q-2016:

Sales revenues of R$ 70,443 million, 1% lower compared to the 2Q-2016 (R$ 71,320 million), due to:

•	Lower revenues from operations abroad, mainly related to Petrobras Argentina (PESA); and

•	Decrease in domestic sales volumes of gasoline and lower oil product exports.

These effects were partially offset by higher crude oil export volumes.

Cost of sales of R$ 47,106 million, a 3% decrease compared to the 2Q-2016 (R$ 48,499 million), due to:

•	Lower oil product, crude oil and natural gas import costs; and

•	Lower costs from operations abroad, mainly due to the disposal of PESA.

These effects were partially offset by the increase in crude oil export volumes.

Impairment of assets of R$ 15,292 million (R$ 1,184 million in the 2Q-2016), mainly due to:

(i)	The review of capital expenditures projects included in the 2017-2021 Company’s Business and Management Plan (Plano de Negócios e Gestão – PNG);

(ii)	Lower exchange rate and increased discount rate; and

(iii)	Mid-term and long-term premises reviewed by the Company.

Other income and expenses, net of R$ 8,741 million, a 64% increase compared to the 2Q-2016 (R$ 5,325 million), as a result of:

•	Reclassification of foreign exchange losses generated by the depreciation of the Argentine Peso against the U.S. dollar of R$ 3,627 million, from Shareholders’ Equity to the Statement of Income (related to cumulative translation adjustment) due to the disposal of PESA;

•	Gains on decommissioning of returned/abandoned areas of R$ 3,243 million, as a result of higher discount rate and the appreciation of the Brazilian Real against the U.S. dollar;

•	Higher expenses with the new Voluntary Separation Incentive Plan, due to new adhesions occurred in July and August 2016 (R$ 1,260 million);

•	Provision of individual lawsuits expenses against Petrobras in New York (R$ 1,182 million);

•	Provision of losses with advances to suppliers of FPSO vessel huls (R$ 1,128 million);

•	Provision for debt acknowledgements of suppliers with subcontractors related to the construction of FPSO vessel hulls (R$ 931 million);

•	Decreased unscheduled stoppages expenses, mainly with drilling rigs idleness (R$ 825 million); and

•	Gains on disposal of PESA shares (R$ 673 million).

Net finance expense of R$ 7,122 million in the 3Q-2016, a 18% increase compared to the 2Q-2016 (R$ 6,061 million), due to:

•	Foreign exchange losses of R$ 441 million caused by the impact of a 1.9% depreciation of the U.S. dollar against the Euro on the Company’s net debt in the 3Q-2016, compared to foreign exchange gains of R$ 910 million caused by the impact of an 3.1% appreciation in the 2Q-2016 (R$ 1,351 million); and

•	The lower reclassification of cumulative foreign exchange variation from shareholders’ equity to net income due to occurred exports designated for cash flow hedge accounting (R$ 360 million).

The Result of share of earnings in equity-accounted investments was impacted by impairment of investment in associates of R$ 417 million.

Credit of income taxes (corporate income tax and social contribution) of R$ 971 million, compared to an expense of R$ 622 million in the 2Q-2016, mainly due to the loss in the period.

Loss attributable to non-controlling interests of R$ 135 million (loss of R$ 529 million in the 2Q-2016), mainly reflecting the impact of foreign exchange variation on debt in U.S. dollar of structured entities in the period.

ADDITIONAL INFORMATION

7.	Results of Operations of Jan-Sep/2016 compared to Jan-Sep/2015:

Sales revenues of R$ 212,100 million, a 10% decrease when compared to Jan-Sep/2015 (R$ 236,535 million), due to:

•	Decreased domestic demand for oil products (8%), mainly of diesel, reflecting lower economic activity in Brazil, due to lower consumption and to lower fuel oil demand for lower thermoelectric generation;

•	Decreased electricity generation and prices due to improved hydrological conditions;

•	Decreased natural gas sales volumes as a result of lower thermoelectric demand;

•	Lower crude oil and oil product export prices as a result of lower international crude oil prices; and

•	Lower revenues from operations abroad generated by the disposal of Petrobras Argentina S.A. (PESA) and by lower sales prices.

These effects were partially offset by increased average domestic oil product prices, mainly due to higher margins of diesel and gasoline.

Cost of sales of R$ 144,934 million, a 12% decrease compared to Jan-Sep/2015 (R$ 164,808 million), due to:

•	Lower crude oil, oil products and natural gas import costs, as a result of lower domestic demand and of the 25% decrease in Brent price, partially offset by the effect of the 12% depreciation of the Brazilian Real against the U.S. dollar over acquisition costs;

•	Decreased production taxes as a result of lower international crude oil prices; and

•	Decreased operations abroad generated by the disposal of PESA and by lower international crude oil prices.

These effects were partially offset by higher depreciation expenses as a result of a decrease in estimated reserves (based on the unit of production method), partially offset by lower carrying amounts of assets impacted by the impairment losses recognized in 2015.

Selling expenses were R$ 10,774 million, a 14% increase compared to Jan-Sep/2015 (R$ 9,465 million), due to the reversal of impairment of trade receivables from companies in the electricity sector in the 1Q-2015 (R$ 1,295 million).

Other taxes were R$ 1,600 million, a 79% decrease compared to Jan-Sep/2015 (R$ 7,768 million), mainly due to the Company’s decision, in 2015, to benefit from the Tax Amnesty and Refinancing Program (Programa de Recuperação Fiscal – REFIS) and from the State Tax Amnesty Programs.

Impairment of assets of R$ 16,770 million (R$ 1,286 million in Jan-Sep/2015), due to:

(i)	The review of capital expenditures projects included in the 2017-2021 Company’s Business and Management Plan (Plano de Negócios e Gestão – PNG);

(ii)	Lower exchange rate and increased discount rate; and

(iii)	Premises reviewed by the Company, such as Brent prices and mid-term and long-term exchange rates.

Other income and expenses, net of R$ 18,037 million, a 78% increase compared to Jan-Sep/2015 (R$ 10,109 million), due to:

•	Expenses with the new Voluntary Separation Incentive Plan (R$ 3,685 million);

•	Reclassification of foreign exchange losses of R$ 3,627 million, generated by the depreciation of the Argentine Peso against the U.S. dollar from Shareholders’ Equity to the Statement of Income (related to cumulative translation adjustment), due to the disposal of PESA;

•	Higher unscheduled stoppages and pre-operating expenses, mainly with drilling rigs idleness (R$ 2,838 million);

•	Provision of individual lawsuits expenses against Petrobras in New York (R$ 1,182 million); and

•	Higher expenses related to legal proceedings contingencies, mainly in connection with tax and civil lawsuits (R$ 1,072 million).

These expenses were partially offset by:

•	Gains on decommissioning of returned/abandoned areas of R$ 3,242 million, as a result of higher discount rate and the appreciation of the Brazilian Real against the U.S. dollar; and

•	Gains on disposal of PESA shares (R$ 673 million).

Net finance expense was R$ 21,876 million, a 5% decrease when compared to Jan-Sep/2015 (R$ 23,113 million), due to:

•	Lower foreign exchange loss in R$ 4,411 million generated by:

(i)	Foreign exchange variation of the Brazilian Real on the Company’s net debt in U.S. dollar, positive in R$ 3,743 million, due to the 16.9% appreciation of the Brazilian Real against the U.S. dollar, net of the reclassification of cumulative foreign exchange variation from shareholders’ equity to net income due to occurred exports designated for cash flow hedge accounting;

(ii)	Lower foreign exchange losses of the Brazilian Real against the Euro, caused by the decreased Company’s net debt in Euro (R$ 2,277 million);

(iii)	Foreign exchange losses of R$ 974 million caused by the impact of a 3.3% depreciation of the U.S. dollar against the Euro on the Company’s net debt in Jan-Sep/2016, compared to foreign exchange gains of R$ 1,551 million caused by the impact of a 8.1% appreciation in Jan-Sep/2015 (R$ 2,525 million); and

(iv)	Higher foreign exchange gains in R$ 910 million generated by the impact of a 12% appreciation of the U.S. dollar against the Pound Sterling on the Company’s net debt;

•	Higher finance expenses (a R$ 2,800 million increase), due to:

(i)	An increase in the Company’s average debt, caused by the impact of the depreciation of the average Brazilian Real against the U.S. dollar (R$ 4,088 million, net of capitalized borrowing costs);

(ii)	Higher interest accrued on provision for decommissioning costs (R$ 1,147 million); and

(iii)	Interest expenses on tax deficiency notices related to tax on financial operations (Imposto sobre Operações Financeiras – IOF) of R$ 1,418 million and withholding income tax of R$ 1,113 million, both recognized in 2015.

Credit of income taxes (corporate income tax and social contribution) of R$ 125 million in Jan-Sep/2016, compared to an expense of R$ 5,522 million in Jan-Sep/2015, mainly due to the loss of the period.

Loss related to non-controlling interests of R$ 1,529 million in Jan-Sep/2016 (a R$ 1,691 million gain in Jan-Sep/2015), mainly reflecting the impact of foreign exchange variation on debt of structured entities in U.S. dollars in the period.

FINANCIAL STATEMENTS

Income Statement—Consolidated

	R$ million
	Jan-Sep
	2016	2015	3Q-2016	2Q-2016	3Q-2015
Sales revenues	212,100	236,535	70,443	71,320	82,239
Cost of sales	(144,934)	(164,808)	(47,106)	(48,499)	(58,484)

Gross profit	67,166	71,727	23,337	22,821	23,755

Selling expenses	(10,774)	(9,465)	(3,333)	(3,690)	(3,855)
General and administrative expenses	(8,537)	(8,228)	(3,041)	(2,844)	(2,754)
Exploration costs	(4,647)	(4,637)	(1,859)	(1,641)	(2,234)
Research and development expenses	(1,501)	(1,730)	(491)	(507)	(556)
Other taxes	(1,600)	(7,768)	(612)	(446)	(3,055)
Impairment	(16,770)	(1,286)	(15,292)	(1,184)	—
Other income and expenses, net	(18,037)	(10,109)	(8,741)	(5,325)	(5,256)

	(61,866)	(43,223)	(33,369)	(15,637)	(17,710)

Operating income (loss)	5,300	28,504	(10,032)	7,184	6,045

Finance income	2,841	3,215	1,191	764	1,866
Finance expenses	(18,455)	(15,655)	(6,171)	(6,138)	(6,403)
Foreign exchange and inflation indexation charges	(6,262)	(10,673)	(2,142)	(687)	(6,907)

Net finance income (expense)	(21,876)	(23,113)	(7,122)	(6,061)	(11,444)

Share of earnings in equity-accounted investments	646	542	(140)	398	200

Income (loss) before income taxes	(15,930)	5,933	(17,294)	1,521	(5,199)

Income taxes	125	(5,522)	971	(622)	174

Net income (loss)	(15,805)	411	(16,323)	899	(5,025)

Net income (loss) attributable to:
Shareholders of Petrobras	(17,334)	2,102	(16,458)	370	(3,759)
Non-controlling interests	1,529	(1,691)	135	529	(1,266)

	(15,805)	411	(16,323)	899	(5,025)

Statement of Financial Position – Consolidated

ASSETS	R$ million
	09.30.2016	12.31.2015
Current assets	144,753	169,581

Cash and cash equivalents	70,060	97,845
Marketable securities	2,542	3,047
Trade and other receivables, net	16,953	22,659
Inventories	27,627	29,057
Recoverable taxes	8,709	10,732
Assets classified as held for sale	12,623	595
Other current assets	6,239	5,646

Non-current assets	658,453	730,554

Long-term receivables	61,226	74,879
Trade and other receivables, net	11,959	14,327
Marketable securities	297	342
Judicial deposits	11,474	9,758
Deferred taxes	11,543	23,490
Other tax assets	10,845	11,017
Advances to suppliers	4,655	6,395
Other non-current assets	10,453	9,550
Investments	12,955	13,772
Property, plant and equipment	573,386	629,831
Intangible assets	10,886	12,072

Total assets	803,206	900,135

LIABILITIES	R$ million
	09.30.2016	12.31.2015
Current liabilities	82,830	111,572

Trade payables	17,334	24,888
Current debt	37,101	57,407
Taxes payable	10,276	13,549
Employee compensation (payroll, profit-sharing and related charges)	8,261	5,085
Pension and medical benefits	2,753	2,556
Liabilities associated with assets classified as held for sale	472	488
Other current liabilities	6,633	7,599

Non-current liabilities	458,360	530,633

Non-current debt	361,064	435,616
Deferred taxes	888	906
Pension and medical benefits	51,527	47,618
Provision for decommissioning costs	30,533	35,728
Provisions for legal proceedings	12,787	8,776
Other non-current liabilities	1,561	1,989

Shareholders’ equity	262,016	257,930

Share capital	205,432	205,432
Profit reserves and others	54,103	49,299
Non-controlling interests	2,481	3,199

Total liabilities and shareholders’ equity	803,206	900,135

Statement of Cash Flows Data – Consolidated

	R$ million
	Jan-Sep
	2016	2015	3Q-2016	2Q-2016	3Q-2015
Net income (loss)	(15,805)	411	(16,323)	899	(5,025)

(+) Adjustments for:	81,770	60,722	43,038	21,044	26,841

Depreciation, depletion and amortization	37,314	27,005	12,716	11,949	9,461
Foreign exchange and inflation indexation and finance charges	22,204	22,823	7,608	5,845	10,952
Share of earnings in equity-accounted investments	(646)	(542)	140	(398)	(200)
Reclassification of cumulative translation adjustment	3,627	—	3,627	—	—
Allowance for impairment of trade receivables	1,695	566	458	734	542
(Gains) / losses on disposal / write-offs of non-current assets, returned areas and cancelled projects	894	1,034	659	133	1,223
Deferred income taxes, net	(4,682)	2,824	(1,980)	(1,289)	(988)
Exploration expenditures writen-off	3,325	3,418	1,516	1,231	1,755
Impairment	16,770	1,286	15,292	1,184	—
Inventory write-downs to net realizable value (market value)	1,195	883	(55)	74	845
Pension and medical benefits (actuarial expense)	6,010	5,055	1,987	2,018	1,687
Inventories	(1,293)	(843)	848	(468)	1,811
Trade and other receivables, net	3,165	273	181	(600)	616
Judicial deposits	(1,734)	(1,678)	(450)	(901)	266
Trade payables	(5,312)	(2,402)	(341)	(1,196)	54
Pension and medical benefits	(1,728)	(1,601)	(498)	(792)	(479)
Taxes payable	308	5,515	489	2,039	(1,654)
Income tax and social contribution paid	(895)	(1,581)	(316)	(308)	(404)
Other assets and liabilities	1,553	(1,313)	1,157	1,789	1,354

(=) Net cash provided by (used in) operating activities	65,965	61,133	26,715	21,943	21,816

(-) Net cash provided by (used in) investing activities	(33,168)	(27,644)	(7,891)	(10,759)	(11,566)

Capital expenditures and investments in operating segments	(36,346)	(52,810)	(10,267)	(11,153)	(17,977)
Proceeds from disposal of assets (divestment)	2,402	625	2,388	3	13
Investments in marketable securities	776	24,541	(12)	391	6,398

(=) Net cash flow	32,797	33,489	18,824	11,184	10,250

(-) Net cash provided by (used in) financing activities	(49,007)	(2,772)	(12,097)	(19,551)	(11,858)

Proceeds from long-term financing	43,707	50,049	11,028	25,464	12,577
Repayment of principal	(73,772)	(37,727)	(17,584)	(39,090)	(18,281)
Repayment of interest	(18,976)	(15,409)	(5,386)	(5,968)	(5,964)
Acquisition of non-controlling interest	34	315	(155)	43	(190)
Effect of exchange rate changes on cash and cash equivalents	(11,575)	24,914	393	(6,471)	20,312

(=) Net increase (decrease) in cash and cash equivalents in the period	(27,785)	55,631	7,120	(14,838)	18,704

Cash and cash equivalents at the beginning of period	97,845	44,239	62,940	77,778	81,166
Cash and cash equivalents at the end of period	70,060	99,870	70,060	62,940	99,870

SEGMENT INFORMATION

Consolidated Income Statement by Segment – Jan-Sep/2016

	R$ million
	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Sales revenues	83,370	163,016	25,007	612	73,749	—	(133,654)	212,100

Intersegments	79,530	46,033	6,404	587	1,100	—	(133,654)	—
Third parties	3,840	116,983	18,603	25	72,649	—	—	212,100
Cost of sales	(64,610)	(123,657)	(18,513)	(683)	(68,232)	—	130,761	(144,934)

Gross profit	18,760	39,359	6,494	(71)	5,517	—	(2,893)	67,166

Expenses	(21,226)	(13,867)	(4,650)	(186)	(5,351)	(16,818)	232	(61,866)
Selling expenses	(397)	(4,863)	(2,208)	(4)	(3,569)	13	254	(10,774)
General and administrative expenses	(952)	(1,076)	(567)	(61)	(663)	(5,217)	(1)	(8,537)
Exploration costs	(4,647)	—	—	—	—	—	—	(4,647)
Research and development expenses	(652)	(144)	(46)	(2)	(1)	(656)	—	(1,501)
Other taxes	(259)	(169)	(585)	(7)	(91)	(489)	—	(1,600)
Impairment	(8,909)	(6,073)	(1,446)	(24)	(318)	—	—	(16,770)
Other income and expenses, net	(5,410)	(1,542)	202	(88)	(709)	(10,469)	(21)	(18,037)

Operating income (loss)	(2,466)	25,492	1,844	(257)	166	(16,818)	(2,661)	5,300

Net finance income (expense)	—	—	—	—	—	(21,876)	—	(21,876)
Share of earnings in equity-accounted investments	149	520	338	(386)	25	—	—	646

Income (loss) before income taxes	(2,317)	26,012	2,182	(643)	191	(38,694)	(2,661)	(15,930)

Income taxes	839	(8,667)	(627)	88	(57)	7,644	905	125

Net income (loss)	(1,478)	17,345	1,555	(555)	134	(31,050)	(1,756)	(15,805)

Net income (loss) attributable to:
Shareholders of Petrobras	(1,313)	17,600	1,239	(555)	131	(32,680)	(1,756)	(17,334)
Non-controlling interests	(165)	(255)	316	—	3	1,630	—	1,529

	(1,478)	17,345	1,555	(555)	134	(31,050)	(1,756)	(15,805)

Consolidated Income Statement by Segment – Jan-Sep/2015

	R$ million
	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Sales revenues	89,254	181,400	32,522	526	81,633	—	(148,800)	236,535

Intersegments	85,713	56,153	5,088	488	1,358	—	(148,800)	—
Third parties	3,541	125,247	27,434	38	80,275	—	—	236,535
Cost of sales	(61,811)	(148,629)	(26,168)	(587)	(75,587)	—	147,974	(164,808)

Gross profit	27,443	32,771	6,354	(61)	6,046	—	(826)	71,727

Expenses	(9,292)	(10,621)	(3,551)	(116)	(5,106)	(15,048)	511	(43,223)
Selling expenses	(525)	(4,803)	(547)	(5)	(4,125)	23	517	(9,465)
General and administrative expenses	(1,018)	(980)	(585)	(74)	(674)	(4,896)	(1)	(8,228)
Exploration costs	(4,637)	—	—	—	—	—	—	(4,637)
Research and development expenses	(683)	(284)	(138)	(25)	(3)	(597)	—	(1,730)
Other taxes	(445)	(2,162)	(1,007)	(3)	(84)	(4,067)	—	(7,768)
Impairment	(336)	(365)	(585)	—	—	—	—	(1,286)
Other income and expenses, net	(1,648)	(2,027)	(689)	(9)	(220)	(5,511)	(5)	(10,109)

Operating income (loss)	18,151	22,150	2,803	(177)	940	(15,048)	(315)	28,504

Net finance income (expense)	—	—	—	—	—	(23,113)	—	(23,113)
Share of earnings in equity-accounted investments	(349)	1,085	305	(347)	(22)	(130)	—	542

Income (loss) before income taxes	17,802	23,235	3,108	(524)	918	(38,291)	(315)	5,933

Income taxes	(6,172)	(7,532)	(953)	60	(320)	9,287	108	(5,522)

Net income (loss)	11,630	15,703	2,155	(464)	598	(29,004)	(207)	411

Net income (loss) attributable to:
Shareholders of Petrobras	11,604	15,717	1,905	(464)	595	(27,048)	(207)	2,102
Non-controlling interests	26	(14)	250	—	3	(1,956)	—	(1,691)

	11,630	15,703	2,155	(464)	598	(29,004)	(207)	411

Consolidated Income Statement by Segment – 3Q-2016

	R$ million
	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Sales revenues	30,073	53,984	7,856	167	24,300	—	(45,937)	70,443

Intersegments	28,842	14,412	2,174	160	349	—	(45,937)	—
Third parties	1,231	39,572	5,682	7	23,951	—	—	70,443
Cost of sales	(22,175)	(42,692)	(5,336)	(190)	(22,527)	—	45,814	(47,106)

Gross profit	7,898	11,292	2,520	(23)	1,773	—	(123)	23,337

Expenses	(12,472)	(7,640)	(2,670)	(49)	(1,827)	(8,747)	36	(33,369)
Selling expenses	(99)	(1,522)	(724)	(1)	(1,091)	62	42	(3,333)
General and administrative expenses	(297)	(355)	(187)	(18)	(224)	(1,960)	—	(3,041)
Exploration costs	(1,859)	—	—	—	—	—	—	(1,859)
Research and development expenses	(214)	(41)	(14)	—	(1)	(221)	—	(491)
Other taxes	(138)	(32)	(195)	(2)	(7)	(238)	—	(612)
Impairment	(8,556)	(4,948)	(1,446)	(24)	(318)	—	—	(15,292)
Other income and expenses, net	(1,309)	(742)	(104)	(4)	(186)	(6,390)	(6)	(8,741)

Operating income (loss)	(4,574)	3,652	(150)	(72)	(54)	(8,747)	(87)	(10,032)

Net finance income (expense)	—	—	—	—	—	(7,122)	—	(7,122)
Share of earnings in equity-accounted investments	141	(41)	134	(384)	9	1	—	(140)

Income (loss) before income taxes	(4,433)	3,611	(16)	(456)	(45)	(15,868)	(87)	(17,294)
Income taxes	1,556	(1,242)	51	25	18	533	30	971

Net income (loss)	(2,877)	2,369	35	(431)	(27)	(15,335)	(57)	(16,323)

Net income (loss) attributable to:
Shareholders of Petrobras	(2,870)	2,416	(63)	(431)	(28)	(15,425)	(57)	(16,458)
Non-controlling interests	(7)	(47)	98	—	1	90	—	135

	(2,877)	2,369	35	(431)	(27)	(15,335)	(57)	(16,323)

Consolidated Income Statement by Segment – 2Q-2016

	R$ million
	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Sales revenues	29,622	55,947	7,760	217	24,218	—	(46,444)	71,320

Intersegments	27,700	16,064	2,100	208	372	—	(46,444)	—
Third parties	1,922	39,883	5,660	9	23,846	—	—	71,320
Cost of sales	(21,598)	(41,866)	(5,614)	(245)	(22,414)	—	43,238	(48,499)

Gross profit	8,024	14,081	2,146	(28)	1,804	—	(3,206)	22,821

Expenses	(5,143)	(3,736)	(1,246)	(19)	(1,537)	(4,079)	123	(15,637)
Selling expenses	(131)	(1,579)	(1,049)	(1)	(1,009)	(41)	120	(3,690)
General and administrative expenses	(314)	(328)	(181)	(20)	(217)	(1,784)	—	(2,844)
Exploration costs	(1,641)	—	—	—	—	—	—	(1,641)
Research and development expenses	(229)	(35)	(11)	—	—	(232)	—	(507)
Other taxes	(59)	6	(220)	(3)	(46)	(124)	—	(446)
Impairment	(59)	(1,125)	—	—	—	—	—	(1,184)
Other income and expenses, net	(2,710)	(675)	215	5	(265)	(1,898)	3	(5,325)

Operating income (loss)	2,881	10,345	900	(47)	267	(4,079)	(3,083)	7,184

Net finance income (expense)	—	—	—	—	—	(6,061)	—	(6,061)
Share of earnings in equity-accounted investments	107	186	148	(45)	9	(7)	—	398

Income (loss) before income taxes	2,988	10,531	1,048	(92)	276	(10,147)	(3,083)	1,521

Income taxes	(980)	(3,517)	(306)	16	(91)	3,207	1,049	(622)

Net income (loss)	2,008	7,014	742	(76)	185	(6,940)	(2,034)	899

Net income (loss) attributable to:
Shareholders of Petrobras	2,162	7,208	545	(76)	184	(7,619)	(2,034)	370
Non-controlling interests	(154)	(194)	197	—	1	679	—	529

	2,008	7,014	742	(76)	185	(6,940)	(2,034)	899

Other Income (Expenses) by Segment – Jan-Sep/2016

	R$ million
	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Unscheduled stoppages and pre-operating expenses	(5,146)	(193)	(124)	—	—	(9)	—	(5,472)
(Losses)/gains on legal, administrative and arbitral proceedings	(1,296)	(272)	(444)	(2)	(926)	(2,300)	—	(5,240)
Pension and medical benefits	—	—	—	—	—	(3,717)	—	(3,717)
Voluntary Separation Incentive Plan—PIDV	(1,621)	(868)	(144)	—	9	(1,061)	—	(3,685)
Cumulative Translation Adjustment—CTA	—	—	—	—	—	(3,627)	—	(3,627)
Provision for assumption of debts of suppliers with subcontractors	(931)	—	—	—	—	—	—	(931)
Gains / (losses) on disposal/write-offs of assets; returned areas and cancelled projects(*)	(1,247)	(221)	(42)	—	8	608	—	(894)
Institutional relations and cultural projects	(13)	(12)	(1)	—	(43)	(568)	—	(637)
Operating expenses with thermoeletric plants	—	—	(275)	—	—	—	—	(275)
Health, safety and environment	(41)	(43)	(15)	—	(3)	(111)	—	(213)
Losses on fines	(21)	(40)	(1)	—	—	(93)	—	(155)
Reimbursement of unduly capitalized expenses	—	—	—	—	—	227	—	227
Government Grants	12	86	299	14	—	2	—	413
Ship/Take or Pay Agreements with Gas Distributors	(1)	—	658	—	—	—	—	657
(Expenditures)/reimbursements from operations in E&P partnerships	1,645	—	—	—	—	—	—	1,645
Gains / (losses) on decommissioning of returned/abandoned areas	3,242	—	—	—	—	—	—	3,242
Others	8	21	291	(100)	246	180	(21)	625

	(5,410)	(1,542)	202	(88)	(709)	(10,469)	(21)	(18,037)

Other Income (Expenses) by Segment – Jan-Sep/2015

	R$million
	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Unscheduled stoppages and pre-operating expenses	(1,931)	(462)	(223)	—	—	(18)	—	(2,634)
(Losses)/gains on legal, administrative and arbitral proceedings	(140)	(1,228)	(17)	—	(170)	(1,431)	—	(2,986)
Pension and medical benefits	—	—	—	—	—	(2,842)	—	(2,842)
Voluntary Separation Incentive Plan– PIDV	(25)	(26)	(51)	(4)	1	(5)	—	(110)
Gains / (losses) on disposal/write-offs of assets; returned areas and cancelled projects	(599)	49	(505)	—	29	(8)	—	(1,034)
Institutional relations and cultural projects	(56)	(45)	(4)	—	(127)	(819)	—	(1,051)
Operating expenses with thermoeletric plants	—	—	(301)	—	—	—	—	(301)
Health, safety and environment	(47)	(55)	(15)	—	(1)	(119)	—	(237)
Losses on fines	(24)	(321)	(6)	—	—	(553)	—	(904)
Reimbursement of unduly capitalized expenses	—	—	—	—	—	230	—	230
Government Grants	14	14	2	—	—	8	—	38
Ship/Take or Pay Agreements with Gas Distributors	(8)	—	484	—	—	—	—	476
(Expenditures)/reimbursements from operations in E&P partnerships	989	—	—	—	—	—	—	989
Gains / (losses) on decommissioning of returned/abandoned areas	(153)	—	—	—	—	—	—	(153)
Others	332	47	(53)	(5)	48	46	(5)	410

	(1,648)	(2,027)	(689)	(9)	(220)	(5,511)	(5)	(10,109)

*	Includes write-offs in the amount of R$ 1.128 million, as set out in note 13.3 to ours financial statements at September 30, 2016.

Other Income (Expenses) by Segment – 3Q-2016

	R$ million
	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Unscheduled stoppages and pre-operating expenses	(1,203)	(58)	(35)	—	—	(2)	—	(1,298)
(Losses)/gains on legal, administrative and arbitral proceedings	(638)	(119)	(411)	(2)	(234)	(1,263)	—	(2,667)
Pension and medical benefits	—	—	—	—	—	(1,239)	—	(1,239)
Voluntary Separation Incentive Plan—PIDV	(1,056)	(601)	(94)	—	—	(721)	—	(2,472)
Cumulative Translation Adjustment—CTA	—	—	—	—	—	(3,627)	—	(3,627)
Provision for assumption of debts of suppliers with subcontractors	(931)	—	—	—	—	—	—	(931)
Gains / (losses) on disposal/write-offs of assets; returned areas and cancelled projects(*)	(1,177)	(74)	(1)	—	1	591	—	(660)
Institutional relations and cultural projects	(1)	(3)	—	—	(18)	(183)	—	(205)
Operating expenses with thermoeletric plants	—	—	(67)	—	—	—	—	(67)
Health, safety and environment	(5)	(9)	(4)	—	—	(37)	—	(55)
Losses on fines	—	13	—	—	—	(26)	—	(13)
Reimbursement of unduly capitalized expenses	—	—	—	—	—	148	—	148
Ship/Take or Pay Agreements with Gas Distributors	4	33	101	5	—	1	—	144
Ship/Take or Pay Agreements with Gas Distributors	(3)	—	301	—	—	—	—	298
(Expenditures)/reimbursements from operations in E&P partnerships	523	—	—	—	—	—	—	523
Gains / (losses) on decommissioning of returned/abandoned areas	3,243	—	—	—	—	—	—	3,243
Others	(65)	76	106	(7)	65	(32)	(6)	137

	(1,309)	(742)	(104)	(4)	(186)	(6,390)	(6)	(8,741)

Other Income (Expenses) by Segment – 2Q-2016

	R$ million
	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Unscheduled stoppages and pre-operating expenses	(1,964)	(99)	(57)	—	—	(3)	—	(2,123)
(Losses)/gains on legal, administrative and arbitral proceedings	(623)	(118)	(28)	1	(338)	(322)	—	(1,428)
Pension and medical benefits	—	—	—	—	—	(1,239)	—	(1,239)
Voluntary Separation Incentive Plan—PIDV	(535)	(267)	(75)	—	4	(339)	—	(1,212)
Gains / (losses) on disposal/write-offs of assets; returned areas and cancelled projects	(30)	(116)	(3)	(1)	1	16	—	(133)
Institutional relations and cultural projects	(4)	(4)	(1)	—	(16)	(169)	—	(194)
Operating expenses with thermoeletric plants	—	—	(102)	—	—	—	—	(102)
Health, safety and environment	(18)	(16)	(5)	—	(2)	(37)	—	(78)
Losses on fines	(19)	(40)	(1)	—	—	(28)	—	(88)
Reimbursement of unduly capitalized expenses	—	—	—	—	—	79	—	79
Government Grants	4	31	190	9	—	—	—	234
Ship/Take or Pay Agreements with Gas Distributors	2	—	253	—	—	—	—	255
(Expenditures)/reimbursements from operations in E&P partnerships	577	—	—	—	—	—	—	577
Gains / (losses) on decommissioning of returned/abandoned areas	(1)	—	—	—	—	—	—	(1)
Others	(99)	(46)	44	(4)	86	144	3	128

	(2,710)	(675)	215	5	(265)	(1,898)	3	(5,325)

*	Includes write-offs in the amount of R$ 1.128 million, as set out in note 13.3 to ours financial statements at September 30, 2016.

Consolidated Assets by Segment – 09.30.2016

	R$ million
	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Total assets	448,332	169,890	65,282	1,955	20,234	116,250	(18,737)	803,206

Current assets	16,131	33,040	13,958	191	9,682	86,125	(14,374)	144,753

Non-current assets	432,201	136,850	51,324	1,764	10,552	30,125	(4,363)	658,453

Long-term receivables	24,170	10,593	3,345	12	3,454	23,853	(4,201)	61,226
Investments	5,110	4,696	1,654	1,424	50	21	—	12,955
Property, plant and equipment	395,117	120,845	45,272	328	6,320	5,666	(162)	573,386

Operating assets	289,118	106,233	38,833	318	5,396	4,476	(162)	444,212
Assets under construction	105,999	14,612	6,439	10	924	1,190	—	129,174
Intangible assets	7,804	716	1,053	—	728	585	—	10,886

Consolidated Assets by Segment – 12.31.2015

	R$ million
	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Total assets	483,396	177,631	76,023	1,885	20,588	154,065	(13,453)	900,135

Current assets	14,215	35,247	10,398	176	8,979	112,715	(12,149)	169,581

Non-current assets	469,181	142,384	65,625	1,709	11,609	41,350	(1,304)	730,554

Long-term receivables	25,250	9,309	5,303	12	3,355	32,792	(1,142)	74,879
Investments	7,054	3,431	1,781	1,339	134	33	—	13,772
Property, plant and equipment	428,447	128,982	57,300	358	7,296	7,610	(162)	629,831

Operating assets	310,761	112,470	47,611	317	6,175	5,798	(162)	482,970
Assets under construction	117,686	16,512	9,689	41	1,121	1,812	—	146,861
Intangible assets	8,430	662	1,241	—	824	915	—	12,072

Reconciliation of Consolidated Adjusted EBITDA Statement by Segment – Jan-Sep/2016

	R$ million
	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Net income (loss)	(1,478)	17,345	1,555	(555)	134	(31,050)	(1,756)	(15,805)
Net finance income (expense)	—	—	—	—	—	21,876	—	21,876
Income taxes	(839)	8,667	627	(88)	57	(7,644)	(905)	(125)
Depreciation, depletion and amortization	28,304	5,764	2,190	18	418	620	—	37,314

EBITDA	25,987	31,776	4,372	(625)	609	(16,198)	(2,661)	43,260

Share of earnings in equity-accounted investments	(149)	(520)	(338)	386	(25)	—	—	(646)
Impairment losses / (reversals)	8,909	6,073	1,446	24	318	—	—	16,770
Realization of cumulative translation adjustment	—	—	—	—	—	3,627	—	3,627

Adjusted EBITDA*	34,747	37,329	5,480	(215)	902	(12,571)	(2,661)	63,011

Reconciliation of Consolidated Adjusted EBITDA Statement by Segment – Jan-Sep/2015

	R$ million
	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Net income (loss)	11,630	15,703	2,155	(464)	598	(29,004)	(207)	411
Net finance income (expense)	—	—	—	—	—	23,113	—	23,113
Income taxes	6,172	7,532	953	(60)	320	(9,287)	(108)	5,522
Depreciation, depletion and amortization	18,167	5,578	2,165	22	436	637	—	27,005

EBITDA	35,969	28,813	5,273	(502)	1,354	(14,541)	(315)	56,051

Share of earnings in equity-accounted investments	349	(1,085)	(305)	347	22	130	—	(542)
Impairment losses / (reversals)	336	365	585	—	—	—	—	1,286

Adjusted EBITDA*	36,654	28,093	5,553	(155)	1,376	(14,411)	(315)	56,795

Reconciliation of Consolidated Adjusted EBITDA Statement by Segment – 3Q-2016

	R$ million
	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Net income (loss)	(2,877)	2,369	35	(431)	(27)	(15,335)	(57)	(16,323)
Net finance income (expense)	—	—	—	—	—	7,122	—	7,122
Income taxes	(1,556)	1,242	(51)	(25)	(18)	(533)	(30)	(971)
Depreciation, depletion and amortization	9,725	1,913	737	5	126	210	—	12,716

EBITDA	5,292	5,524	721	(451)	81	(8,536)		2,544

Share of earnings in equity-accounted investments	(141)	41	(134)	384	(9)	(1)	—	140
Impairment losses / (reversals)	8,556	4,948	1,446	24	318	—	—	15,292
Realization of cumulative translation adjustment	—	—	—	—	—	3,627-	—	3,627

Adjusted EBITDA*	13,707	10,513	2,033	(43)	390	(4,910)	(87)	21,603

Reconciliation of Consolidated Adjusted EBITDA Statement by Segment – 2Q-2016

	R$ million
	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Net income (loss)	2,008	7,014	742	(76)	185	(6,940)	(2,034)	899
Net finance income (expense)	—	—	—	—	—	6,061	—	6,061
Income taxes	980	3,517	306	(16)	91	(3,207)	(1,049)	622
Depreciation, depletion and amortization	8,923	1,928	739	2	144	213	—	11,949

EBITDA	11,911	12,459	1,787	(90)	420	(3,873)	(3,083)	19,531

Share of earnings in equity-accounted investments	(107)	(186)	(148)	45	(9)	7	—	(398)
Impairment losses / (reversals)	59	1,125	—	—	—	—	—	1,184

Adjusted EBITDA*	11,863	13,398	1,639	(45)	411	(3,866)	(3,083)	20,317

*	See definitions of Adjusted EBITDA in glossary.

Glossary

ACL – Ambiente de Contratação Livre (Free contracting market) in the electricity system.

ACR – Ambiente de Contratação Regulada (Regulated contracting market) in the electricity system.

ANP – Brazilian National Petroleum, Natural Gas and Biofuels Agency.

Reference feedstock or installed capacity of primary processing – Maximum sustainable feedstock processing reached at the distillation units at the end of each period, respecting the project limits of equipment and the safety, environment and product quality requirements. It is lower than the authorized capacity set by ANP (including temporary authorizations) and by environmental protection agencies.

Feedstock processed (excluding NGL) – Daily volume of crude oil processed in the Company´s refineries in Brazil and is factored into the calculation of the Refining Plants Utilization Factor.

Feedstock processed – Brazil – Daily volume of crude oil and NGL processed.

CTA – Cumulative translation adjustment – The exchange variation cumulative amount that is recognized on Shareholders’ Equity should be transferred to the Statement of Income at the moment of the investment disposal.

Adjusted cash and cash equivalents – Sum of cash and cash equivalents, government bonds and time deposits from highly rated financial institutions abroad with maturities of more than 3 months from the date of acquisition, considering the expected realization of those financial investments in the short-term. This measure is not defined under the International Financial Reporting Standards – IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents computed in accordance with IFRS. It may not be comparable to adjusted cash and cash equivalents of other companies, however management believes that it is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

Adjusted EBITDA – Sum of EBITDA, share of earnings in equity-accounted investments, impairment and realization of adjusted cumulative translation.

Net debt – Gross debt less adjusted cash and cash equivalents. Net debt is not a measure defined in the International Standards – IFRS and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with IFRS. Our calculation of net debt may not be comparable to the calculation of net debt by other companies. Management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

Consolidated Structured Entities – Entities that have been designated so that voting or similar rights are not the determining factor that decides who controls the entity. Petrobras has no share of earnings in investments in certain structured entities that are consolidated in the financial statements, but the control is determined by the power it has over its relevant operating activities. As there are no interests, the result came from certain consolidated structured entities is attributable to non-controlling interests in the income statement, and it is not considered on net income attributable to shareholders of Petrobras.

Refining plants utilization factor (%) – Feedstock processed (excluding NGL) divided by the reference feedstock.

Free cash flow – Net cash provided by operating activities less capital expenditures and investments in operating segments. Free cash flow is not defined under the International Financial Reporting Standards – IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents calculated in accordance with IFRS. It may not be comparable to free cash flow of other companies, however management believes that it is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

LPG – Liquified crude oil gas.

LNG – Liquified natural gas.

Operating indicators – indicators used for businesses management and are not reviewed by independent auditor.

NGL – Natural gas liquids.

Lifting Cost – Crude oil and natural gas lifting cost indicator.

LTM Adjusted EBITDA – sum of the last 12 months (Last Twelve Months) of Adjusted EBITDA.

Basic and diluted earnings (losses) per share – calculated based on the weighted average number of shares.

Operating margin – calculated based on operating income (loss) excluding write-offs of overpayments incorrectly capitalized.

Adjusted EBITDA margin – equals Adjusted EBITDA divided by sales revenues.

Market share – Relation between Distribution sales and total market. Beginning in 2015, our market share excludes sales made to wholesalers. Market share for prior periods was revised pursuant to the changes made ??by the Brazilian National Petroleum, Natural Gas and Biofuels Agency (ANP) and by the Brazilian Wholesalers and Fuel Traders Syndicate (Sindicom). Prior periods are presented based on the new methodology.

Total liabilities net – Total liability less adjusted cash and cash equivalents.

PLD (differences settlement price) – Electricity price in the spot market. Weekly weighed prices per output level (light, medium and heavy), number of hours and related market capacity.

Domestic crude oil sales price – Average between the prices of exports and the internal transfer prices from Exploration & Production to Refining, Transportation and Marketing.

Domestic natural gas production – Natural gas production in Brazil less LNG plus gas reinjection.

Jet fuel – Aviation fuel.

Net Income by Business Segment– Company’s segment results. Petrobras is an integrated energy company and most of the crude oil and natural gas production from the Exploration & Production segment is transferred to other business segments of the Company. Our results by business segment include transactions carried out with third parties, transactions between companies of Petrobras’s Group and transfers between Petrobras’s business segments that are calculated using internal prices defined through methodologies based on market parameters. On April 28, 2016, the Extraordinary General Meeting approved the statutory adjustments according to the new organizational structure of the company and its new management and governance model, to align the organization to the new reality of the oil and gas sector and prioritize profitability and capital discipline. The new management model does not provide for the discontinuance of the Company’s business, but involves unification activities.

On June 30, 2016, the presentation related to the business segment information reflects the top management assessment related to the performance and the business resources allocation. Due to the adjustments occurred in corporate structure and governance and management model, this presentation may be reevaluated in order to enhance the business management analysis.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2016

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Ivan de Souza Monteiro
Name: Ivan de Souza Monteiro Title: Chief Financial Officer and Investor Relations Officer